FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated September 26, 2005- International KRL Resources Corp. Drilling On Copper Hill Property

2.

News Release dated September 27, 2005- Nor Property Geochem Property Results Received

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 19 October, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: September 26, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. DRILLING ON COPPER HILL PROPERTY

International KRL Resources (IRK) is pleased to announce the results of a 351m drill hole (CH05-14) on the Copper Hill Property, located in the Gowganda Area of Northern Ontario. The drill hole is in the south-east part of MacMurchy Township, south-west of North Foley Lake on claim # 1146648, 100% wholly owned by IRK. The hole was drilled in July 2005.

The drill hole was designed to test a conductor located in the middle of North Foley Lake that was identified by a GEOTEM airborne electromagnetic survey carried out in the winter 2004. The conductor is 600 m long, strikes roughly north-west/south-east and dips to the south-west.

CH05-14 is located at UTM coordinates (NAD 83, Zone 17T) 0492226E, 527202IN which is equivalent to line 1855W station 1150N of the Copper Hill cut grid. The azimuth of the hole is 045o, the dip is -50o and it was drilled to 351.00m.

The hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics. The fragmental felsic volcanics exhibit variable clast size (tuff to tuff-breccia) and moderate carbonate, minor sericite and local hematite alteration. There are no significant assay results in this unit.

The mafic volcanics exhibit minor to moderate carbonate and local leucoxene alteration with calcite (+/- quartz) and chlorite stringers. Gold values of 1.1 grams/tonne over 1.4 meters were obtained from this unit mainly in carbonate and leucoxene altered sections. The last 3.9 meters of the hole returned a weighted average of 0.8grams/tonne gold.

The chert unit is variably rich in graphite, quartz and ankerite stringers, jasper, pyrite and albite.                                                     Gold values up to 0.6grams/tonne over 1 meter were obtained locally throughout this unit.

A 6.5 meter sulphide (20-30% pyrite) and graphite interval from 231 m - 237.5m at the contact between the chert and mafic volcanics explains the GEOTEM conductor. A 1 meter sample from this interval returned 291 ppm copper.

The Qualified Person for this project is J.L LeBel (P.Eng).

For more information on the Copper Hill Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: September 27, 2005

______________________________________________________________________________________

NOR PROPERTY GEOCHEMICAL RESULTS RECEIVED

International KRL Resources Corp. (the Company) is pleased to report that a geochemical soil survey has been completed on its NOR Property (the Property).  The Property is located on the eastern flank of the Richardson Mountains, Yukon, 65 kilometres east of Eagle Plains Lodge on the Dempster Highway.  It is comprised of 206 claims.

In excess of 1,100 soil samples were collected for analysis from a surveyed grid on the NOR Cu-U-Au Property during the past field season. Soil samples were collected at 50m intervals along survey lines spaced at 400m and 200m apart. Geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver.  Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist.  The Qualified Person for the program is Michael H. Sanguinetti, P. Eng.

Initial evaluation of the geochemical results has shown coincident copper and uranium anomalies extending intermittently along 8.5 kilometres over the surveyed length of the property.  In addition, coincident rare earth element (REE) anomalies occur along the anomalous copper-uranium trend.  Evaluation of the geochemical anomalies with the results of geological mapping, rock sampling and the induced polarization survey is in progress and will be reported in a timely manner.

For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570-789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.